RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572- 6808

KACHENBACH@POGOLAW.COM

October 23, 2008

Via EDGAR and Overnight Mail

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

One Station Place, 100 F Street, NE

Washington, D.C. 20549-3628

Attn: Mr. Perry Hindin – Special Counsel

Re:	First South Bancorp, Inc.
Schedule 13E-3
Filed September 10, 2008
File No. 005-79392

Preliminary Proxy Statement on Schedule 14A
Filed September 10, 2008
File No. 000-28037

Ladies and Gentlemen:

On behalf of our client, First South Bancorp, Inc., we are responding to the comments received from your office by letter dated October 8, 2008 with respect to the above-referenced Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the Staff’s comments) refer to pages of the marked courtesy copy.

Schedule 13E-3 General

1.

We note that you are purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the company private by causing the common stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under South Carolina law, The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 23, 2008

purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

We have attached the requested opinion, which contains our analysis of the issues presented above, as Exhibit A.

Item 3. Identity and Background of Filing Person

2.	Please provide the disclosure responsive to Item 3 of Schedule 13E-3 in the proxy statement, as it appears that you will deliver the proxy statement to security holders, and not the Schedule 13E-3.

Disclosure responsive to Item 3 of Schedule 13E-3 has been added to page 28 of the proxy statement, as requested.

Proxy Statement

Summary Term Sheet, page 1

3.	Please consolidate the disclosure in this Summary Term Sheet and the Question and Answer section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting. Generally revise your document to avoid the unnecessary repetition of disclosure.

We have made the requested revisions.

Effects of the Reclassification, page 3

4.	You indicate in the second bullet point that approximately 78,400 shares of Series A Preferred Stock will be issued to approximately 190 shareholders of record in connection with the Reclassification. Please reconcile this statement with disclosure in the second whole paragraph on page 15 and the first whole paragraph on page 19 which suggests that Series A Preferred Stock will be issued to 283 shareholders of record.

We have corrected the language on page 3, as requested. Transactions in the Company’s common stock subsequent to the filing of the preliminary proxy statement have caused the estimated number of shareholders being reclassified as well as the estimated number of Series A Preferred shares being issued in the Reclassification to change, and appropriate revisions have been made throughout the document.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 23, 2008

Effects of the Reclassification on Shareholders Generally, page 21

5.	If any holders of less than 750 shares of common stock own outstanding options, please explain what effect the reclassification will have on the outstanding options.

We have added this disclosure on pages 4, 19, 20 and 23 as requested.

Effects of Reclassification on Affiliates, page 23

6.	We note the disclosure regarding decreased book value per share. Revise to expressly indicate the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages (emphasis added). Please see Instruction 3 to Item 1013 of Regulation M-A.

We have revised our disclosure on page 20, as requested.

Substantive Fairness, page 26

7.	We note on the top of page 27 that detailed financial data would continue to be publicly available from the Federal Reserve Board and the FDIC after the reclassification. Specify the type of periodic information that will be available through your regulators’ websites.

We have added this disclosure on page 23, as requested.

Federal Income Tax Consequences, page 34

8.	We note the bolded language regarding Treasury Department Circular 230 on page 35. Please advise us of the purpose of providing such language and explain how the company satisfied its obligation to disclose the material federal tax consequences of the Rule 13e-3 transaction.

The material federal tax consequences of the Rule 13e-3 Transaction are disclosed in the proxy statement. The Circular 230 disclosure is required by the IRS to be added to tax advice given by tax practitioners and is in response to the recent proliferation of tax shelters backed by tax opinions and taxpayers’ attempts to rely on the tax opinions as an absolute defense to the imposition of penalties by the IRS. The purpose of the Circular 230 disclosure is to notify shareholders that they may not rely on the disclosure of the material federal tax consequences of the Rule 13e-3 Transaction contained in the proxy statement for the purpose of avoiding any penalties that may be assessed against them by the IRS.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 23, 2008

Antidilution Adjustments, page 41

9.	Please provide more detail regarding the “appropriate adjustment” that the board of directors will make in the number and relative terms of the Series A Preferred Stock.

We have made the requested revision to page 37.

Dissenters’ Rights, page 43

10.	We note that security holders who choose to exercise dissenters’ rights must provide you a specific notice of their intent to dissent prior to the vote of the shareholders at the special meeting and must not vote for the proposal. However, you indicate on the cover page of your proxy statement that the record date for determining the ownership of shares for purposes of the reclassification is the date on which you file the Articles of Amendment, which will be after the meeting. Please revise your disclosure to explain how security holders can be sure that in taking these actions they will have securities subject to reclassification.

The notice of intent to demand payment required under the South Carolina Code serves to preserve a shareholder’s dissenters’ rights should the transaction be approved. A shareholder who has delivered a notice of intent to demand payment (and who has not voted in favor of the transaction) will, after the taking of the corporate action giving rise to such dissenters’ rights, then be entitled to receive the fair value of his or her shares, provided that the additional formalities required under the Code are followed. It is possible that a shareholder may deliver a notice of intent to demand payment but will not, ultimately, be entitled to exercise dissenters’ rights. For example, if the transaction is not approved, no dissenters’ rights will vest, notwithstanding the delivery of any notices to demand payment prior to the shareholder vote. The process for the actual exercise of dissenters’ rights will not occur until after the completion of the Reclassification, when the Company will mail to those qualifying shareholders who have delivered notices of intent to demand payment, if any, a dissenters’ notice pursuant to Section 33-13-220 of the South Carolina Code.

We have revised our disclosure in the Notice of Special Meeting of Shareholders and on the cover of the proxy statement to clarify that dissenters’ rights may only be perfected as to shares held as of the effective date of the reclassification.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 23, 2008

11.	It is your responsibility to summarize accurately. Please revise the second paragraph on page 46 to delete the sentence indicating the discussion of dissenters’ rights is qualified in its entirety by reference to Appendix B of your proxy statement. You can direct investors to read the entire proxy statement for more complete discussions.

We have made the requested revisions to page 42.

Appendices

12.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(i)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise pages D-11 and E-26 accordingly.

We have made the requested revisions to pages D-11 and E-26.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

•	the Company and each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company and each filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit B to this letter.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 23, 2008

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6694 or Lyn Schroeder at (404) 572-6904. My fax number is (404) 572-6999.

Very truly yours,

Kenneth M. Achenbach

For POWELL GOLDSTEIN LLP

Enclosures

5263913_4.DOC

cc:	Mr. Barry L. Slider

Mr. Jeff Hooper

Lyn G. Schroeder, Esq.

Exhibit A

Atlanta	• Washington	• Dallas

October 22, 2008

First South Bancorp, Inc.

1450 Reidville Road

Spartanburg, South Carolina 29306

Re: Schedule 13E-3 Transaction (First South Bancorp, Inc.)

Ladies and Gentlemen:

We have acted as counsel to First South Bancorp, Inc., a South Carolina corporation (the “Company”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended, related to proposed amendments to the Company’s Articles of Incorporation providing for the reclassification (the “Reclassification”) of certain shares of the Company’s common stock (the “Common Stock”), no par value, to shares of the Company’s proposed new class of Series A Preferred Stock (the “Series A Preferred Stock”), no par value, which is designed to reduce the number of shareholders of record of the Company’s common stock below 300.

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Preferred Stock constitute separate classes of stock under South Carolina law and Section 12 of the Exchange Act and to address why the Series A Preferred Stock is a separate class of security that will not succeed to the reporting obligations of the Common Stock. We have reviewed the current designations of the Common Stock as set forth in the Company’s Articles of Incorporation and described in the Company’s preliminary proxy statement filed with the Commission under cover of Schedule 14A, as amended (the “Proxy Statement”) and the proposed designations of the Common Stock and the Series A Preferred Stock as set forth in Articles of Amendment attached as Appendix A to the Proxy Statement (the “Articles of Amendment”). We have also reviewed applicable provisions of the South Carolina Business Corporation Act of 1988 (the “Corporation Act”), the South Carolina Uniform Securities Act of 2005 (the “South Carolina Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules, regulations and Commission interpretations thereunder, and such other sources and documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on the certificates of the officers of the Company.

State Corporate Code Analysis

Under Section 33-6-101(a) of the Corporation Act, a South Carolina corporation’s articles of incorporation must:

“prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation…”

One Atlantic Center    •    Fourteenth Floor    •    1201 West Peachtree Street, NW    •    Atlanta, GA 30309-3488

Tel: 404.572.6600    •    Fax: 404.572.6999

www.pogolaw.com

First South Bancorp, Inc.

October 22, 2008

Section 33-6-102(a) of the Corporation Act provides that if a corporation’s articles of incorporation so provide:

“the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights (within the limits set forth in Section 33-6-101) of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class before the issuance of any shares of that series.”

The Company’s Articles of Incorporation, as amended and pursuant to South Carolina law, currently authorize 36,000,000 shares of common stock, no par value. In connection with the Reclassification, contingent upon approval by the Company’s shareholders, the Company will file the Articles of Amendment, which, when filed, will establish and authorize 1,000,000 shares of Preferred Stock, 200,000 shares of which would be designated Series A Preferred Stock, with the relative rights, preferences and other terms as described therein.

Section 33-6-101(b) of the Corporation Act requires that the Company’s Articles of Incorporation authorize:

“(1) One or more classes of shares that together have unlimited voting rights; and

(2) One or more classes of shares (which may be the same classes or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution.”

Under Section 33-7-210 of the Corporation Act, since the Articles of Incorporation do not provide otherwise, the shares of Common Stock are entitled to one vote on each matter voted on at a shareholders’ meeting. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Articles of Amendment, except as provided by law, the Series A Preferred Stock will have limited voting rights and will only be entitled to vote upon any proposal for a Change in Control, as defined in the Articles of Amendment.

Upon dissolution of the Company, the shares of Common Stock will be entitled to receive the net assets of the Company after the prior dissolution rights of the shares of Series A Preferred Stock, as set forth in the Articles of Amendment, are satisfied.

Section 33-6-101(c) of the Corporation Act provides that a corporation’s articles of incorporation may authorize one or more classes or series of stock that:

“(1) have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by Chapters 1 through 20 of this Title;

(2) are redeemable or convertible as specified in the articles of incorporation (i) at the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event; (ii) for cash, indebtedness, securities, or other property; (iii) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

First South Bancorp, Inc.

October 22, 2008

(3) entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative;

(4) have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”

Section 33-6-101(d) provides that the foregoing list is not exhaustive. The proposed Series A Preferred Stock includes several of these features, which distinguish it from the Common Stock. These distinguishing features of the Series A Preferred Stock and Common Stock are described below.

Voting Rights. Except as provided by law, the holders of the Series A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon a proposal for a Change in Control, as defined in the Articles of Amendment. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments. The “except as provided by law” clause refers to the provisions of the Corporation Act that permit a class of shares that is designated to be nonvoting to vote on amendments to a corporation’s articles of incorporation and transactions that specifically affect that class of shares. See Sections 33-7-260, 33-10-104 and 33-11-103 of the Corporation Act.

Convertibility. In the event of, and contingent upon the effectiveness of, a Change in Control, each holder of Series A Preferred Stock shall have the right to receive the same consideration to be received by each holder of Common Stock, calculated as if the holder had converted such shares of Series A Preferred Stock to an equal number of shares of Common Stock immediately prior to the consummation of such Change of Control.

With respect to the convertibility of the Series A Preferred Stock, Section 33-6-101(c) specifically provides that a corporation’s articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 33-6-103(a) of the Corporation Act provides:

“A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled.”

Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Act to be outstanding shares of the convertible class of stock until they are converted. Stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Preferred Stock will be a separate class of stock from the Common Stock under the Corporate Act until such time as they are converted.

First South Bancorp, Inc.

October 22, 2008

Moreover, the right to convert the Series A Preferred Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, which the holders of the Series A Preferred Stock will be unable to unilaterally cause to occur. Since the holders of the Series A Preferred Stock are only anticipated to hold approximately 3.6 percent of the voting rights with respect to a Change in Control proposal, no one holder of Series A Preferred Stock nor the holders of the Series A Preferred Stock voting as a group could cause a Change in Control and the resulting conversion to occur. In light of the limited application of the conversion of the Series A Preferred Stock, holders the Series A Preferred Stock do not enjoy substantially similar rights and privileges to those enjoyed by the holders of the Common Stock.

Dividend Rights. Under the Articles of Amendment, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Preferred Stock shall be entitled to a preference in the distribution of dividends and are entitled to receive dividends in an amount per share that is no less than 105% of the amount per share of dividends paid on the Common Stock. Neither the shares of Series A Preferred Stock nor the shares of Common Stock are entitled to cumulative dividends.

Liquidation Preference. Holders of the Series A Preferred Stock shall be entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share, the amount per share to be paid to holders of the Common Stock, or $18.71 per share. Holders of the Common Stock shall only be entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

Section 33-6-101(a) of the Corporation Act merely requires that the articles of incorporation “prescribe a distinguishing designation for each class.” Accordingly, under the Corporation Act, different classes of a corporation’s stock may be distinguished by simply providing distinguishing titles for the classes, such as “Common Stock,” “Class A Common Stock” or “Preferred Stock.” Moreover, under Sections 33-6-101(c) and (d) of the Corporation Act (cited on pages 2 and 3 of this opinion), a South Carolina corporation’s articles of incorporation may authorize “one or more classes of shares” that have the various features described under those provisions. Accordingly, Section 33-6-101 of the Corporation Act specifically contemplates that different classes of stock may have similar fundamental characteristics.

While Section 33-6-101 of the Corporation Act does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described above, the Common Stock and Series A Preferred Stock will have substantially different voting, dividend and liquidation rights – all of which are fundamental attributes of a class of securities and which justify the characterization of the classes as separate under state law.

First South Bancorp, Inc.

October 22, 2008

State Securities Code Analysis

The Series A Preferred Stock to be issued in the Reclassification is a covered security under Section 18(b)(4)(C) of the Securities Act of 1933 because it is exempt from registration under federal securities law by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). As a result, under Section 18(a)(1)(A), no South Carolina law requiring the registration of the Series A Preferred Stock directly or indirectly applies to the Series A Preferred Stock. In addition, the issuance of the Series A Preferred Stock in connection with the Reclassification is exempt from registration under the South Carolina Securities Act pursuant to Section 35-1-202(15).

Exchange Act Section 12 Analysis

Section 12(g) of the Exchange Act generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year on which the corporation has total assets exceeding $1 million and a class of equity security held by record of 500 or more persons, register such security with the Commission. For purposes of determining the applicability of these registration requirements to corporations, Section 12(g)(5) of the Exchange Act defines the term “class” to include all securities of a corporation that are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.

The Common Stock and Series A Preferred Stock shall, upon issuance of the Series A Preferred Stock, constitute separate classes of securities because they will not be substantially similar in character and the holders of the Common Stock and Series A Preferred Stock will not enjoy substantially similar rights and privileges. Specifically, the Common Stock and Series A Preferred Stock will have substantially different rights and limitations with respect to voting, dividends and liquidation, all of which are summarized on page 3, above.

The Commission has agreed that two types of stock that differ in liquidation preference and voting rights are not in the same class. In a No-Action letter, the Commission concurred with Motorola, Inc.’s view that its Common Stock (which had a $2.00 liquidation preference) and its Class A Common Stock (which had a 4-to-1 voting edge over the Common Stock) were not the same class of securities under Section 12(g)(5). Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 78,703 (December 30, 1971). Similarly, First South’s Common Stock and Series A Preferred Stock should not be considered to be of the same “class” of stock because the Series A Preferred Stock is generally nonvoting and has a liquidation preference over the Common Stock. The five percent dividend preference of the Series A Preferred Stock provides a further significant differentiating factor. See pages 3 and 4 for a discussion of the convertibility of the Series A Preferred Stock.

Given the differing character of the two classes of securities and the different rights and privileges afforded to holders of the Series A Preferred Stock as compared to holders of the Common Stock, the two securities should not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Exchange Act.

First South Bancorp, Inc.

October 22, 2008

Successor Registration Analysis

The Series A Preferred Stock will be issued to fewer than 300 shareholders of record and will not succeed to the registration requirements currently associated with the Common Stock. The Common Stock was registered under Section 12 of the Exchange Act in 1999, which registration was effected by the filing of a Form 8-A. The Company has continued to file reports under Section 12 of the Exchange Act since such registration. 90 days after number of record holders of the Common Stock falls below 300, its Section 12 reporting obligations with respect to the Common Stock will terminate pursuant to Rule 12g-4 under the Exchange Act. On the other hand, the Company’s reporting obligations under Section 15(d) of the Exchange Act, which arose upon effectiveness of its Registration Statement on Form SB-2, will be suspended upon notification to the Commission of the reduction of the number of record holders of the Common Stock (the class to which the registration statement related) to below 300. See Exchange Act Rules 12h-3(a) and (b) and Section 15(d). As a result, the Company will be eligible to cease reporting under Section 15(d) immediately following notice of completion of the Reclassification and its Section 12 reporting obligations will terminate 90 days thereafter. If the number of record holders of the Common Stock as of the beginning of any subsequent fiscal year rises to 300 or more, however, the Company will be required to resume its Section 15(d) reporting obligations.

In contrast, the Series A Preferred Stock will be a separate class of security that will never have been registered under the Securities Act because it is exempt from such registration pursuant to Section 3(a)(9) thereunder. As a result, Section 15(d) will not require the Company to file reports under the Exchange Act based on its issuance of the Series A Preferred Stock, even if it would be held by more than 300 shareholders of record. Section 12(g)(1) of the Exchange Act would, however, require registration of the Series A Preferred Stock within 120 days after the last day of any fiscal year on which it is held by 500 or more shareholders of record. If that becomes the case in the future, the Company will register the class under Section 12(g) of the Exchange Act and will commence reporting in accordance with its requirements. Until then, however, there is no requirement to file reports based on the issuance of the Series A Preferred Stock in the Reclassification.

Opinion

Based on the foregoing, it is our opinion that, upon the filing of the Articles of Amendment, the Common Stock and Series A Preferred Stock will represent separate classes of securities of the Company under South Carolina law and Section 12 of the Exchange Act. Furthermore, upon completion of the Reclassification as described in the Proxy Statement, the Series A Preferred Stock will not succeed to the reporting obligations currently associated with the Common Stock.

First South Bancorp, Inc.

October 22, 2008

We express no opinion as to matters under or involving the laws of any jurisdiction other than the federal securities laws of the United States and the corporate and securities laws of the State of South Carolina.

Very truly yours,

/s/ Powell Goldstein LLP
POWELL GOLDSTEIN LLP

Exhibit B

Each of the undersigned filing persons hereby acknowledges and confirms that:

•

the Company and each filing person is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company and each filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 23rd day of October, 2008.

FIRST SOUTH BANCORP, INC.

By:	/s/ Barry L. Slider
Barry L. Slider President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Harold E. Fleming, M.D.
Harold E. Fleming, M.D.

/s/ Joel C. Griffen
Joel C. Griffen

/s/ Roger A.F. Habisreutinger
Roger A.F. Habisreutinger

/s/ Herman E. Ratchford
Herman E. Ratchford

/s/ Chandrakant V. Shanbhag
Chandrakant V. Shanbhag

/s/ V. Lewis Shuler
V. Lewis Shuler

/s/ Barry L. Slider
Barry L. Slider

/s/ David G. White
/s/ David G. White